August 8, 2006
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
CF / AD2
Washington, D.C. 20549-3561
Attn: Mr. Michael Moran

Re:	Pier 1 Imports, Inc.
Form 10-K, for the year ended February 25, 2006 (the “Form 10-K”)
File No. 1-07832
Dear Mr. Moran:
On behalf of the referenced registrant, the following are responses to the comments of the staff of the Securities and Exchange Commission received by letter dated July 25, 2006 with respect to the Form 10-K. The Staff’s comments and the registrant’s responses thereto are set forth below, numbered as such comments were numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Form 10-K.
FORM 10-K FOR THE YEAR ENDED FEBRUARY 25, 2006
Gift cards, page 31
1.	You disclose that the gift card breakage rate is based upon historical redemption patterns. Tell us and disclose the periods over which this breakage is typically recorded and the amounts recognized in each year reported. Please provide us a summary of your historical gift card breakage pattern and your calculation of your estimated gift card breakage rate. Also, please tell us if the gift cards expire or if they can be redeemed indefinitely.

Response

The Company began selling gift cards to customers in September 2000. Through March of 2004, based on the terms of gift cards issued to customers, a dormancy fee was assessed on gift cards with no activity over a consecutive 24-month period. The dormancy fee was a one time $24 assessment, which represented $1 per month for the 24 months of inactivity. All subsequent months of inactivity were assessed $1 per month until the gift card was either depleted of its value or used by the customer.

March 2004 was the last month dormancy fees were assessed on gift cards. The terms of the gift cards issued were modified at that time to eliminate the dormancy fee. In April 2004, the Company began recording gift card breakage, adjusted for dormancy income previously recorded. Based upon historical redemption patterns, management estimates and recognizes gift card breakage income after a period of 30 months from the date of

Pier 1 Imports, Inc.
Commission File No. 1-07832

issuance of the gift card (based on redemption trends as set forth in the graph below), which is the point at which the likelihood of further redemptions is deemed remote. The breakage rate percentage is calculated by dividing the average remaining unredeemed balance at 30 months from date of issuance by the average original balance issued. This rate was 7.4% and 7.0% in fiscal 2005 and 2006, respectively. The breakage rates are monitored and are re-evaluated each quarter for reasonableness. While the Company’s gift cards do not have a stated expiration policy, all gift cards are deactivated 180 days after reaching zero value or 60 consecutive months of no activity on the card.

As of fiscal 2006 year-end, the Company’s historical redemption patterns included the period from September 2000 through February 2006. While management recognizes that redemption patterns of customers may vary over the period in which the Company assessed a dormancy fee versus the period in which no dormancy fee was assessed, the overall redemption pattern appears to be fairly consistent. The following chart represents the monthly redemption patterns based upon the remaining gift card balance at each month-end period compared to its original value for all gift cards sold since September 2000:

The Company will revise its future filings on Form 10-K to disclose the periods over which gift card breakage is recorded and the amounts recognized in each year reported as follows:

Gift cards — Revenue associated with gift cards is recognized upon redemption of the gift card. Gift card breakage is estimated and recorded as income based upon an analysis of

Pier 1 Imports, Inc.
Commission File No. 1-07832

the Company’s historical redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. For all periods presented, gift card breakage was recognized after a period of 30 months from the original issuance and was $X,XXX,XXX, $5,062,000, and $4,452,000 in fiscal 2007, 2006 and 2005, respectively.
Note 1 — Summary of Significant Accounting Policies, page 41
Basis of consolidation, page 41
2.	Tell us and revise your disclosure to explain why you have only eliminated material intercompany transactions and balances rather than all intercompany transactions and balances. Show us what your disclosure will look like revised. See Rule 3A-04 of Regulation S-X.

Response

The Company disclosed that all material intercompany transactions were eliminated in the event that any small, inconsequential amounts had not been fully eliminated. The Company is not aware of any intercompany transactions or balances that were not fully eliminated and will revise the disclosure in future filings to state that, “All intercompany transactions and balances have been eliminated.”
Note 3 — Discontinued Operations, page 49
3.	We note your disclosure on page 17 that The Pier was sold on March 20, 2006 for approximately $15 million. Tell us and disclose whether you recognized any gain or loss on this sale, in light of the $7.4 million impairment charge recorded in fiscal 2006.

Response

The Company’s gain on the sale of The Pier, which was completed in March 2006, was less than $100,000 and deemed immaterial for disclosure. The gain was insignificant due to the fact that the Company had taken an impairment charge of $7.4 million in February of fiscal 2006 to write down its investment in The Pier to fair value.
Note 14 — Commitments and Contingencies, page 72
4.	Please advise or revise to disclose additional information regarding each of the material pending legal proceedings in accordance with SFAS 5.

Response

As of February 25, 2006, the Company was subject to various legal proceedings which contained claims of substantial amounts. At fiscal 2006 year-end, there was only one lawsuit pending, other than those covered by the Company’s general liability insurance reserve (which historically has not been significant), for which management determined that an adverse outcome was reasonably possible. As of the date of filing, no claim amount had been specified by the plaintiff. However, similar lawsuits had been settled in the past for amounts that were not material, and management concluded the Company's exposure in this matter was not sufficient to warrant disclosure.

Pier 1 Imports, Inc.
Commission File No. 1-07832

* * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in the filing. The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that it cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss any of our responses. Please contact Susan Barley at 817-252-8226 or in her absence, Laura Schack at
817-252-8206 if you have any questions regarding our responses.

Sincerely,
/s/ Charles H. Turner
Charles H. Turner, Executive Vice President, Finance,
Chief Financial Officer and Treasurer

/s/ Susan E. Barley
Susan E. Barley, Principal Accounting Officer